Exhibit 16.1

July 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We are the former independent accountants for Fitness Xpress Software Inc., a Nevada corporation (the “Company”). We have been furnished with a copy of the Company’s response to Item 4.01 of Form 8-K disclosing our resignation as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our resignation by the Board of Directors of the Company or the appointment of or consultations with new independent accountants by the Company.

Yours truly,

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants